VanEck™

Gold Monthly Commentary

Trump Uncertainty Could Be "Huge" for Gold

By Joe Foster
Portfolio Manager/Strategist



Key Takeaways

- The gold price was negatively impacted in October by hawkish Federal Reserve comments and the closure of Chinese markets. Gold bullion and gold equities declined 2.9% and 7.3%, respectively, during the month.
- It appears to us that a rate increase has been priced into gold and the U.S. dollar, while gold demand has remained resilient during the recent selloff.
- The uncertainty surrounding the Trump presidency could increase risk in the financial system and add strength to gold's long-term bull market.

- In some cases, rate increases have been supportive of gold and our long-term perspective remains quite bullish.

Read Joe's full Commentary »

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IMPORTANT DISCLOSURE

Please note that the information herein represents the opinion of the portfolio manager and these opinions may change at any time and from time to time. Not intended to be a forecast of future events, a guarantee of future results or investment advice. Historical performance is not indicative of future results; current data may differ from data quoted. Current market conditions may not continue. Non-VanEck proprietary information contained herein has been obtained from sources believed to be reliable, but is not guaranteed. No part of this material may be reproduced in any form, or referred to in any other publication, without express written permission of VanEck.

Index returns are not Fund returns and do not reflect any management fees or brokerage expenses. Investors cannot invest directly in an index.

About VanEck International Investors Gold Fund (INIVX): You can lose money by investing in the Fund. Any investment in the Fund should be part of an overall investment program, not a complete program. The Fund is subject to the risks associated with concentrating its assets in the gold industry, which can be significantly affected by international economic, monetary, and political developments. The Fund's overall portfolio may decline in value due to developments specific to the gold industry. The Fund's investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments,